

April 9, 2014

Via E-mail
Mr. Neil Fallon
Chief Executive Officer
American Brewing Company, Inc.
180 West Dayton Street, Warehouse 102
Edmonds, WA 98020

> **Re:** **American Brewing Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-193725**

Dear Mr. Fallon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your March 7, 2014 response to comment 6 in our letter dated February 28, 2014. We understand there to be two offerings of the same securities presented in the prospectus, one by the issuer and the other by selling shareholders, at potentially two different prices. Please provide your analysis as to which, if any, of these offerings constitute "distributions" as defined in Rule 100 of Regulation M (17 CFR 242.100).

Use of Proceeds, page 19

2. We note the deletion of the tabular disclosure relating to the use of proceeds if less than the maximum amount of proceeds is raised. Please disclose the use of proceeds if 75%, 50% or 25% of the maximum amount of proceeds is raised in this offering.

Description of Our Business, page 30

Distribution, page 32

3.   We partially reissue comment 7 in our letter dated March 21, 2014. Please revise to clarify the nature of the retail purchasers. In that regard, we note your disclosure on page F-32 that the company's "operations are classified into the sale of alcohol to retail customers through the Company's tasting room and wholesale sales to distributors." Thus, it is not clear whether the sale of 22-ounce bottles to retail purchasers is through your tasting room, through wholesale distributors, or both. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 43

4.   We note your response to comment 9 in our letter dated March 21, 2014. The revised table appears to disclose the total number of votes each director and officer is entitled to cast with respect to the total number of shares of common and preferred stock beneficially owned. Please revise the tabular disclosure to specify the total number of shares beneficially owned by each director and officer and by the directors and officers as a group, both before and after the offering, as required by Item 403 of Regulation S-K. In addition, please revise the tabular disclosure to separately disclose the percent of the common stock so owned by each director and officer and by the directors and officers as a group.

Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Kenneth Bart, Esq.
        Bart and Associates, LLC